                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                        MARINE DRILLING COMPANIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  568240 20 4
                                 (CUSIP Number)

                               ROBERT W. RANDALL
                 VICE PRESIDENT - GENERAL COUNSEL AND SECRETARY
                           PRIDE INTERNATIONAL, INC.
                          5847 SAN FELIPE, SUITE 3300
                           HOUSTON, TEXAS 77057-3011
                                 (713) 789-1400

                                    COPY TO:

                               L. PROCTOR THOMAS
                               BAKER BOTTS L.L.P.
                                ONE SHELL PLAZA
                              HOUSTON, TEXAS 77002
                                 (713) 229-1385

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 23, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 172574-10-5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Pride International, Inc. ("Pride")

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only):

      76-0069030
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK, WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Louisiana
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          11,680,759(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          11,680,759(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,680,759
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.6%(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

(1) The shares of common stock, par value $.01 per share ("Marine Common Stock"), of Marine Drilling Companies, Inc. ("Marine") covered by this item are purchasable by Pride upon exercise of an option granted by Marine to Pride on May 23, 2001 and described in Item 4 of this Statement. The number of shares subject to the option, which is initially estimated at 11,680,759, adjusts to equal 19.9% of the number of issued and outstanding shares of Marine Common Stock in the event that any (i) additional shares of Issuer Common Stock are issued or otherwise become outstanding after May 23, 2001, or

     (ii) shares of Issuer Common Stock are redeemed, repurchased, retired or otherwise cease to be outstanding after May 23, 2001. Prior to the exercise of the option, Pride is not entitled to any rights as a shareholder of Marine as to the shares of Marine Common Stock covered by the option. The option may be exercised only upon the occurrence of certain events referred to in Item 4, none of which has occurred as of the date hereof. Pride expressly disclaims any beneficial ownership of the shares of Marine Common Stock purchasable by Pride upon exercise of the option, because the option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and Pride has no present investment or dispositive power with respect to such shares. If the option were exercised, Pride would have the sole right to vote or to dispose of the shares of Marine Common Stock issued as a result of such exercise.

(2) Beneficial ownership percentages set forth herein assume that at May 23, 2001, there were 58,697,281 shares of Marine Common Stock outstanding (not including the shares subject to the Option). Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.

                   SCHEDULE 13D OF PRIDE INTERNATIONAL, INC.

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, par value $.01 per share ("Marine Common Stock"), of Marine Drilling Companies, Inc., a Texas corporation ("Marine"). The address of Marine's principal executive office is at One Sugar Creek Center Blvd., Suite 600, Sugar Land, Texas 77479.

ITEM 2.   IDENTITY AND BACKGROUND.

     The reporting person, Pride International, Inc. ("Pride"), is a leading international provider of contract drilling and related services, operating both offshore and on land, and is incorporated under the laws of the State of Louisiana. Pride's principal business address and principal office address is 5847 San Felipe, Suite 3300, Houston, Texas 77057.

     (a) - (c); (f) Annex A attached hereto (which is incorporated herein by reference) contains a list of the directors and executive officers of Pride and includes the following information with respect to each director and executive officer of Pride:

     (1)  name;

     (2)  business address;

     (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (4)  citizenship.

Other than Pride's executive officers and directors, there is no corporation or other person ultimately controlling Pride.

     (d) - (e) During the last five years, neither Pride, nor, to the knowledge of Pride, any of the persons listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 hereof, Pride has entered into a Stock Option Agreement dated as of May 23, 2001 with Marine (the "Pride Stock Option Agreement") pursuant to which Marine, among other things, granted Pride the irrevocable option (the "Option") to acquire shares of Marine Common Stock as described below. Pride did not pay any cash consideration in respect of the Option and has not purchased any shares of Marine Common Stock thereunder. Pride has executed a reciprocal Stock Option Agreement in favor of Marine.

     The exercise of the Option held by Pride for the full number of shares of Marine Common Stock currently covered thereby (which is estimated to be 11,680,759 shares) would require (based on the exercise price of $27.72) the payment of a maximum aggregate exercise price of approximately $323,790,640.

     If the conditions precedent were satisfied to permit Pride to exercise its option to purchase shares of Marine Common Stock pursuant to the Pride Stock Option Agreement and Pride so exercised that option for cash, Pride expects that it would fund its purchase through the use of one or more of the following sources: working capital of Pride, bank borrowings or other borrowings. The Pride Stock Option Agreement also provides for a "cashless" exercise mechanism.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a)   Not applicable.

     (b)

THE MERGER AGREEMENT

     Terms of the Merger Agreement

     On May 23, 2001, Pride, AM Merger, Inc., a Delaware corporation and wholly owned subsidiary of Pride ("Merger Sub"), Marine and PM Merger, Inc., a Delaware corporation formed to be the successor by merger to Pride ("New Pride"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Marine will merge with and into Merger Sub (the "Merger"), and Merger Sub will be the surviving corporation. Immediately thereafter, Pride will merge with and into New Pride (the "Reincorporation Merger"), and New Pride will be the surviving corporation. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Marine Common Stock will be converted into the right to receive one share of common stock of Pride which will, by virtue of the Reincorporation Merger, be converted into one share of common stock, par value $.01 per share, of New Pride.

     The closing of the Merger Agreement will occur on the first business day immediately following the day on which all the conditions contained in the Merger Agreement have been satisfied or waived, or on such other date as Pride and Marine may agree. The closing of the Merger is conditioned upon approval of the stockholders of both Pride and Marine as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions, all as further described in the Merger Agreement.

     Pursuant to the Merger Agreement, the Certificate of Incorporation of AM Merger, Inc. and the bylaws of AM Merger, Inc. will be the Certificate of Incorporation and bylaws of the surviving corporation of the merger of Marine into AM Merger, Inc. The directors of AM Merger, Inc. and the officers of AM Merger, Inc. immediately prior to the effective time of the merger of Marine into AM Merger, Inc. will be the initial directors and officers, respectively, of AM Merger, Inc. after the effective time of that merger.

     As a result of the merger, Marine Common Stock will no longer be listed for trading on the New York Stock Exchange or registered under the Securities Exchange Act of 1934, as amended.

     The Merger Agreement provides for limitations on the solicitation by Pride and Marine and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to Pride or Marine by the other if the Merger Agreement is terminated for certain reasons.

     EXHIBITS AND INCORPORATION BY REFERENCE

     The Merger Agreement is filed herewith as Exhibit 1 and incorporated into this Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Merger Agreement.

STOCK OPTION AGREEMENT

     As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party an irrevocable option to purchase up to 19.9% of the granting party's issued and outstanding common stock.

     THE PRIDE STOCK OPTION AGREEMENT

     Number of Shares and Exercise Price. Pursuant to a Stock Option Agreement dated May 23, 2001 (the "Pride Stock Option Agreement") between Marine, as grantor, and Pride, as grantee, Marine granted to Pride an irrevocable option (the "Pride Option") to purchase up to a number of shares of Marine Common Stock that adjusts to equal 19.9% of the number of issued and outstanding shares of Marine Common Stock in the event that any (i) additional shares of Issuer Common Stock are issued or otherwise become outstanding after May 23, 2001, or (ii) shares of Issuer Common Stock are redeemed, repurchased, retired or otherwise cease to be outstanding after May 23, 2001, at a price per share (the "Exercise Price") of $27.72.

     Rights. Each share purchased pursuant to the Pride Option will also include rights with terms substantially the same as and at least as favorable to Pride as those share purchase rights or similar securities that have been issued to other holders of Marine Common Stock.

     Adjustments. The Exercise Price and the type and number of shares or securities subject to the Pride Option will be adjusted appropriately for any stock dividend, split-up, merger, recapitalization, combination, conversion, exchange of shares, spin-off or similar transactions in respect of the Marine Common Stock.

     Exercisability. The Pride Option is exercisable, in whole or in part, at any time and from time to time following the occurrence of an Exercise Event (as defined below) and shall remain in full force and effect until the earliest to occur of:

     (1)  the Effective Time as defined in the Merger Agreement,

     (2) twelve months after the first receipt by Pride of written notice from Marine of the occurrence of an Exercise Date (as defined below); or

     (3) the date of termination of the Merger Agreement, unless Marine is obligated to pay a $50 million fee pursuant to Section 9.5(a)(i) of the Merger Agreement in connection with such termination.

     An "Exercise Event" is any of the events giving rise to the obligation of Marine to pay Pride the $50 million fee under Section 9.5(a)(i) of the Merger Agreement. These events include the termination by Pride of the Merger Agreement following the failure of the Marine shareholders to vote in favor of approval and adoption of the Merger Agreement, the withdrawal or modification of the recommendation to the Marine shareholders of the Marine board of directors in favor of approval and adoption of the Merger Agreement in connection with a competing proposal for a combination between Marine and a third party, and in certain other circumstances.

     Put Right. Pursuant to the terms of the Pride Stock Option Agreement, Pride may require Marine to purchase from Pride (i) that portion of the Pride Option relating to all or any part of the unexercised option shares (or as to which portion the option has been exercised but the option closing has not yet occurred) and (ii) all or any portion of the shares of Marine Common Stock purchased by Pride pursuant to the Pride Option and with respect to which Pride then has ownership. The put right may be exercised by Pride at any time and from time to time after the occurrence of an Exercise Event and before 120 days after the expiration of the Pride Option.

     Registration Rights. Pride will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Pride Option.

     Profit Limitation. The Pride Option Agreement limits the total profit that Pride may receive to $50 million. Pride's total profit is equal to the aggregate amount (before taxes) of:

          (1) all amounts received by Pride pursuant to Marine's repurchase obligation, less amounts paid by Pride for shares being repurchased pursuant to such repurchase obligation;

          (2) the amounts received by or being paid to Pride pursuant to the arm's length sale of all or part of the option shares, less Pride's purchase price for such option shares; and

          (3)  all amounts received by or being paid to Pride pursuant to
               Section 9.5(a)(i) of the Merger Agreement.

THE MARINE STOCK OPTION AGREEMENT

     Pursuant to the Marine Stock Option Agreement, Pride granted to Marine an option to purchase up to 14,645,693 shares of Pride Common Stock (as adjusted to equal 19.9% of the sum of the number of issued and outstanding shares of Marine Common Stock in the event that any (i) additional shares of Issuer Common Stock are issued or otherwise become outstanding after May 23, 2001, or (ii) shares of Issuer Common Stock are redeemed, repurchased, retired or otherwise cease to be outstanding after May 23, 2001), at a price per share of $32.65.

     The terms of the Marine Stock Option Agreement are substantially similar to the terms of the Pride Stock Option Agreement.

     EXHIBITS AND INCORPORATION BY REFERENCE

     The Pride Stock Option Agreement is filed herewith as Exhibit 2 and is incorporated into this Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Pride Stock Option Agreement.

     (c)  Not applicable.

     (d) Other than as a result of the Merger described in this Item 4, not applicable. If the Merger is consummated, the directors and officers of AM Merger, Inc. will become the directors and officers of the Issuer.

     (e) Other than as a result of the Merger described above in this Item 4, not applicable.

     (f)  Not applicable.

     (g) Other than as a result of the Merger described above in this Item 4, not applicable. If the Merger is consummated, the Issuer will merge into AM Merger, Inc. and the Issuer will become a wholly-owned subsidiary of New Pride.

     (h) - (i) If the Merger is consummated, the Marine Common Stock will be deregistered under the Act and delisted from the New York Stock Exchange.

     (j)  See above.

ITEM 5.   INTEREST IN SECURITIES OF MARINE.

     The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

     (a)-(b) Neither Pride nor any of the persons listed on Annex A hereto beneficially owns any shares of Marine Common Stock other than as set forth herein. Pursuant to the Pride Option and as described above, Pride has an option to purchase up to 11,680,759 shares of Marine Common Stock at the Exercise Price (based on the assumption set forth in footnote 1 above). The Pride Option becomes exercisable under certain conditions described in Item 4 above.

             Prior to the Pride Option becoming exercisable and being exercised, Pride expressly disclaims beneficial ownership of the shares of Marine Common Stock which may be purchasable by Pride pursuant to the Pride Option. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Pride is the beneficial owner of the shares of Marine Common Stock subject to the Pride Option for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

     (c) Except as described in Item 4 hereof, no transactions in the Marine Common Stock were effected by Pride, or, to the knowledge of Pride, any of the persons listed on Annex A hereto, during the past 60 days.

     (d) Until the Pride Option is exercised (if at all), Pride has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the option shares. If the Pride Option is exercised by Pride, Pride or its designee, if any, would have the right to receive, and the power to direct the receipt of, dividends on the shares of Marine Common Stock acquired pursuant thereto.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MARINE.

     Except as set forth in this Schedule 13D, to the knowledge of Pride, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Annex A hereto, and between such persons and any person, with respect to any securities of Marine, including, but not limited to, transfer or voting of any of the securities of Marine, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1    Agreement and Plan of Merger dated as of May 23, 2001, among
          Pride International, Inc., PM Merger, Inc., Marine Drilling Companies, Inc., and AM Merger, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Pride International, Inc. filed with the Securities and Exchange Commission (the "SEC") on May 25,
          2001).

     2 Stock Option Agreement, dated as of May 23, 2001, between Marine Drilling Companies, Inc., as grantor, and Pride International, Inc., as grantee (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Pride International, Inc. filed with the SEC on May 25, 2001).

     3 Stock Option Agreement, dated as of May 23, 2001, between Pride International, Inc., as grantor, and Marine Drilling Companies, Inc., as grantee (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K of Pride International, Inc. filed with the SEC on May 25, 2001).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 4, 2001.      PRIDE INTERNATIONAL, INC.



                                By:  /s/  Robert W. Randall
                                   ---------------------------------
                                   Robert W. Randall
                                   Vice President - General Counsel
                                   and Secretary

                                    ANNEX A

     The name and present principal occupation of each director and executive officer of Pride International, Inc. ("Pride") are set forth below. The business address for each person listed below, unless otherwise indicated, is care of Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057. To Pride's knowledge, except as noted below, all executive officers and directors listed on this Annex A are United States citizens.

Name                              Title/Present Principal Occupation
----                              ----------------------------------
Paul A. Bragg                      President, Chief Executive Officer and
                                    Director.
James W. Allen                     Senior Vice President and Chief Operating
                                    Officer.
John C. G. O'Leary                 Vice President-International Marketing.
John R. Blocker, Jr.               Vice President-Latin American Operations.
Gary W. Casswell                   Vice President-Eastern Hemisphere Operations.
David A. Bourgeois                 Vice President-U.S. Operations.
Marcelo D. Guiscardo               Vice President-E&P Services.
Earl W. McNiel                     Vice President and Chief Financial Officer.
William E. Macaulay                Director. Mr. Macaulay is Chairman and Chief
                                   Executive Officer of First Reserve
                                   Corporation, the manager of the two funds
                                   that own, as of April 2, 2001, 10,747,735
                                   shares of Pride common stock. He was
                                   nominated for director pursuant to an
                                   agreement between Pride and First Reserve
                                   Corporation. His business address is care of
                                   First Reserve Corporation, 411 West Putnam
                                   Avenue Ste 109, Greenwich, Connecticut 06830.
Ralph D. McBride                   Director and Vice Chairman of the Board. Mr.
                                   McBride is a partner with the law firm of
                                   Bracewell & Patterson, L.L.P. in Houston,
                                   Texas. His business address is care of
                                   Bracewell & Patterson, 711 Louisiana, Suite
                                   2900, Houston, TX 77002-2781.
Christian J. Boon Falleur          Director. Mr. Boon Falleur is managing
                                   director of DMC S.A., a managerial and
                                   consulting firm. He is a citizen of Belgium.
                                   His business address is care of DMC S.A.,
                                   Chausee de Namur 66, B 1400 Nivelles,
                                   Belgium.
Remi Dorval                        Director. Mr. Dorval is Supervisory director
                                   of Soletanche S.A., a privately held French
                                   company. He is a citizen of France. His
                                   business address is care of Soletanche, 6,
                                   rue de Watford, 92000 Nanterre, France.

Name                              Title/Present Principal Occupation
----                              ----------------------------------
Jorge E. Estrada M.               Director. Mr. Estrada is President and Chief
                                  Executive Officer of JEMPSA Media and
                                  Entertainment, a company specializing in the
                                  Spanish and Latin American entertainment
                                  industry. He is a dual citizen of Argentina
                                  and Colombia. His business address is care of
                                  Pride International S.A., Viamonte 1133, 6
                                  Piso, (1053) Buenos Aires, Argentina.
James T. Sneed                    Director.  Mr. Sneed is retired.
James B. Clement                  Director and Chairman of the Board. Mr.
                                  Clement is a consultant to Offshore Logistics,
                                  Inc., a public company, and manages personal
                                  investments.
Robert W. Randall                 Vice President and General Counsel.

                               INDEX OF EXHIBITS

     The following exhibits are filed herewith:

   Exhibit
   Number                     Description
   ------                     -----------

     1 Agreement and Plan of Merger dated as of May 23, 2001, among Pride International, Inc., PM Merger, Inc., Marine Drilling Companies, Inc., and AM Merger, Inc. (incorporated by reference to Exhibit
             10.1 of the Current Report on Form 8-K of Pride International, Inc. filed with the Securities and Exchange Commission (the "SEC") on May 25, 2001).

     2 Stock Option Agreement, dated as of May 23, 2001, between Marine Drilling Companies, Inc., as grantor, and Pride International, Inc., as grantee (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Pride International, Inc. filed with the SEC on May 25, 2001).

     3 Stock Option Agreement, dated as of May 23, 2001, between Pride International, Inc., as grantor, and Marine Drilling Companies, Inc., as grantee (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K of Pride International, Inc. filed with the SEC on May 25, 2001).